Free Writing Prospectus

Issuer Free Writing Prospectus filed pursuant to Rule 433

supplementing the Preliminary Prospectus Supplement dated September 5, 2012

(Registration No. 333-179709)

September 5, 2012

QEP Resources, Inc.

Pricing Supplement

Pricing Supplement dated September 5, 2012 to Preliminary Prospectus Supplement dated September 5, 2012 of QEP Resources, Inc. This Pricing Supplement is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Supplement supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Financial information present in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by changes described herein. Capitalized terms used in this Pricing Supplement but not defined have the meanings given them in the Preliminary Prospectus Supplement.

Issuer:	QEP Resources, Inc.

Security Type:	SEC Registered (Registration No. 333-179709)

Principal Amount:	$650,000,000, which represents an increase of $50,000,000 from the Preliminary Prospectus Supplement

Net Proceeds to Issuer Before Expenses:	$641,875,000

Net Proceeds to Issuer After Expenses:	$640,815,000

Title of Securities:	5.250% Senior Notes due 2023

Stated Maturity Date:	May 1, 2023

Issue Price:	100.000% of the face amount

Coupon:	5.250%

Yield to Maturity:	5.250%

Spread to Benchmark Treasury:	+ 370 bps

Benchmark Treasury:	7.125% due February 15, 2023

Trade Date:	September 5, 2012

Original Issue/Settlement Date:	September 12, 2012 (T+5)

Interest Payment Dates:	November 1 and May 1, commencing November 1, 2012

Record Dates:	October 15 and April 15

Optional Redemption:	Make-whole call @ T+50bps to February 1, 2023; par plus accrued interest thereafter

Special Mandatory Redemption:	100% of the aggregate issue price of notes offered (plus accrued and unpaid interest to the date of redemption) if neither of the transactions contemplated by the purchase and sale agreements close on or prior to December 31, 2012, or if both purchase and sale agreements are terminated at any time prior thereto

CUSIP/ISIN:	74733VAC4 / US74733VAC46

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Joint Book-Running Managers:	J.P. Morgan Securities LLC
BMO Capital Markets Corp.
Deutsche Bank Securities Inc.
Wells Fargo Securities, LLC
Citigroup Global Markets Inc.

Co-Managers:	U.S. Bancorp Investments, Inc.
Mitsubishi UFJ Securities (USA), Inc.
SunTrust Robinson Humphrey, Inc.

TD Securities (USA) LLC

BB&T Capital Markets, a division of Scott & Stringfellow, LLC
CIBC World Markets Corp.
Comerica Securities, Inc.
Credit Agricole Securities (USA) Inc.
DNB Markets, Inc.
Goldman, Sachs & Co.
Morgan Stanley & Co. LLC

Other Changes to Preliminary

Prospectus Supplement:	As of June 30, 2012, on an “as adjusted” and “as further adjusted” basis, total long-term debt would have been $2,516.6 million and $3,114.4 million, respectively. As of June 30, 2012, on an “as further adjusted” basis, the amount outstanding under the revolving credit facility would have been $597.8 million.

The issuer has filed a registration statement (including a prospectus) with the United States Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (toll free) J.P. Morgan Securities LLC at 1-800-245-8812.

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